TSX: IMG NYSE: IAG

# NEWS RELEASE

## IAMGOLD AND REPUBLIC OF SURINAME ANNOUNCE AGREEMENT IN PRINCIPLE TO EXPAND ROSEBEL GOLD MINE

**Toronto, Ontario, December 21, 2011 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") and The Government of the Republic of Suriname announced today that they have entered into a Heads of Agreement relating to a proposed significant expansion of the Rosebel Gold Mine.

IAMGOLD's President and CEO, Steve Letwin, commented, "Reaching an initial agreement on the terms and conditions necessary for the expansion of Rosebel is a pivotal moment for us. The next steps are to work expeditiously towards the conclusion of a definitive agreement and to complete a feasibility study. Achieving this milestone is a reflection of the collaborative relationship that has been established between the Government's Negotiation Commission and the Company's negotiation team. It is evident that both teams are committed to working out an arrangement that will be beneficial to both the Republic of Suriname and IAMGOLD."

The Heads of Agreement, which follows the Framework Agreement announced earlier this year, establishes the key principal elements for a definitive agreement that will ultimately be supportive of a significant capacity expansion of the Rosebel Mine. This represents a significant achievement to date as it will assist the working group in focusing their efforts towards finalizing a mutually beneficial definitive agreement in 2012.

### Forward Looking Statement

*This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.*

**About IAMGOLD**

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

**For further information please contact:**
Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx